NEWS RELEASE

SUN LIFE FINANCIAL DECLARES QUARTERLY

SHAREHOLDER DIVIDEND

(TORONTO, May 1, 2003) - The Board of Directors of Sun Life Financial Services of Canada Inc. (NYSE, TSX: "SLF") today announced a shareholder dividend of $0.17 per share on common shares of the Corporation, payable June 30, 2003, to shareholders of record at close of business on May 28, 2003.

SUN LIFE FINANCIAL

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2003, the Sun Life Financial group of companies has total assets under management of CDN $336.8 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLF".

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NOTE TO EDITORS: All figures shown in Canadian dollars.

Media contact:
John Vincic
416-979-6070

Investor Relations contact:	Shareholder Services contact:
Tom Reid	Jo-Anne Archibald
416-204-8163	416-979-4108